

June 27, 2012

Via E-mail
Brian K. Finneran
Chief Financial Officer
Suffolk Bancorp
4 West Second Street
P.O. Box 9000
Riverhead, New York 11901

>   **Re: Suffolk Bancorp**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 30, 2012**
>   **Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2012**
>   **Filed May 11, 2012**
>   **File No. 000-13580**

Dear Mr. Finneran:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 8

1.   We note your disclosure on page 9 that the bank entered into an agreement with the OCC on October 25, 2010 that requires the bank to take certain actions. We note that you have listed the actions on page 59 and that you state that many of the actions required have

already been implemented. Please tell us, and revise future filings to explain, which actions have been implemented. Include a description of what you have done to meet the requirements of each action. For actions that have not yet been completed, describe your status in implementing these actions.

Non-Performing Loans, page 16

2.   We note your disclosure on page 17 that at the time a collateral-dependent loan is evaluated for impairment, an appraisal is ordered from an independent third-party licensed appraiser for loans in excess of $250 thousand, which could take 30-90 days to receive and review. We also note your disclosure on page 33 of your Form 10-Q for March 31, 2012 that while you are waiting for an updated appraisal you continue to contact the borrower to arrange a payment plan, monitor for any payment, and may drive by a particular property to make an initial assessment. Please tell us and revise your future filings to disclose the procedures you perform between the request for and receipt of an updated appraisal to ensure that the loan is appropriately valued as of each period end.

3.   We also note your tabular disclosure on page 18 which states that as of December 31, 2011 you had non-performing commercial, financial, and agricultural loans of $16.867 million with no associated collateral value. Similarly, we note from page 34 of your Form 10-Q for March 31, 2012 that these amounts had increased to $19.384 million. Please tell us and revise your future filings to explain why there is no collateral value even though you disclose on page 45 of your Form 10-K for December 31, 2011 that generally these loans are secured by assets of the business.

Note 3 – Loans, page 44

4.   We note your tabular presentations of your changes to the allowance for loan losses and the further information pertaining to your allowance for loan losses on page 45 and 46, respectively. Please revise your future filings to disclose a roll forward of your allowance for loan losses by portfolio segment as required by ASC 310-10-50-11B(c) and ASC 310-10-55-7. Please also provide us with your proposed disclosure as of March 31, 2012.

5.   We note that you disclose total non-accrual loans on page 47. Please revise future filings to disclose the recorded investment in nonaccrual loans by class of financing receivables in accordance with ASC 310-10-50-7(a). Please also provide us with your proposed disclosure as of March 31, 2012.

6.   Please revise future filings to disclose the unpaid principle balance of your impaired loans by class of financing receivable as of each balance sheet date presented in accordance with ASC 310-10-50-15(a)(4).

7. Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) disaggregated by each class of financing receivable for each period for which results of operations are presented.

8. Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

9. We note your tabular disclosure of your allocation of the allowance for loan losses on page 48 which differentiates between unimpaired and impaired loans for your loan portfolio segments. We also note similar disclosure on page 18 of your Form 10-Q for March 31, 2012. Please explain how you differentiate whether a loan is impaired for purposes of classification within this table taken into consideration your definition of an impaired loan on page 38. Additionally, please tell us and revise future filings to specifically address the following with respect to your commercial, financial, and agricultural loan portfolio as of December 31, 2011:

    - How you determined the loss factors for your commercial, financial, and agricultural loan portfolio.
    - Explain how your pass loans have a loss factor of 10.43% as of December 31, 2011, which is higher than those for your special mention loans (8.68%) and doubtful loans classified as impaired (10.29%).
    - Explain the reasons for the differences in loss factor percentages between your unimpaired substandard loans (12.12%) and your impaired substandard loans (20.52%).
    - Explain how you determined your substandard loans totaling $8.69 million were not impaired as of December 31, 2011. In your response, please compare and contrast these loans to those that are classified as impaired as of December 31, 2011. Please also provide a similar analysis and response for your unimpaired commercial real estate and real estate construction loan portfolios that are classified as substandard.
    - You disclose in note two to this tabular disclosure that for your pass loans the loss factor applied represents the specific reserve as a percentage of the balance for a portfolio segment. Please explain to us in further detail why your pass rated loans have an associated specific reserve and if so, why these particular loans would be considered a pass rated loan.

    Please also provide your response to the above bullet points as of March 31, 2012 as well based upon your tabular presentation on page 18 of your most recently filed Form 10-Q.

10. Please revise future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 310-10-50-11B(b) for guidance.

11.   Please revise future filings to disclose your policy for recognizing interest income on impaired loans and to disclose how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

12.   We note your tabular disclosure on page 50 of loans modified as troubled debt restructurings within the last twelve months that became over 30 days past due as of December 31, 2011. Please tell us and revise your future filings to clarify whether you consider loans that became over 30 days past due as having a payment default as required to be disclosed pursuant to ASC 310-10-34 or revise your disclosure accordingly.

Note 15 – Fair Value of Financial Instruments, page 60

13.   We note your fair value disclosures on page 61 which states that your real estate construction loans have a carrying amount and fair value of $49.7 million and $25.4 million as of December 31, 2011, respectively. We note from the tabular presentation on page 48 that with the exception of $4.9 million in pass rated loans, the remainder of the portfolio is classified as either special mention, substandard or doubtful. As a result, please tell us and revise your filing to disclose how you determined a $623 thousand allowance for loan loss on this portfolio segment as of December 31, 2011 given the significant composition of classified loans and the noted difference between fair value and amortized cost which could be representative of potential losses inherent in this loan portfolio segment.

14.   As a related matter, we note that you have not disclosed real estate construction loans separately in your fair value tabular presentation on page 8 of your Form 10-Q for March 31, 2012. Please tell us and revise your future filings to separately disclose this loan portfolio segment and related fair values.

Part III. Incorporated from Definitive Proxy Statement on Schedule 14A, filed April 20, 2012

General

15.   We note that you have incorporated by reference certain items from your 2012 definitive proxy statement on Schedule 14A. However, certain of your references are not precise. For example, in Item 11 you refer to the caption "Executive Compensation," which does not exist in your proxy statement. Additionally, your disclosure in response to Item 406 of Regulation S-K is attached as an appendix to your proxy statement, but does not appear to have been incorporated into your Form 10-K. Please confirm that you will correct these errors in future filings to ensure proper incorporation by reference.

Directors and Executive Officers

Directors' Qualifications, page 4

16.   We note your disclosure that Howard Bluver started his career at the Commission as "Chief of the branch in the Division of Corporation Finance that covered financial

institutions." Please provide Mr. Bluver's job title while at the Commission and please clarify his work experience in future filings.

Compensation of Directors and Executive Officers

Role of Market Data/External Comparisons, page 13

17.   We note that you considered the compensation practices at certain peer companies in setting compensation for your named executive officers. Please provide more detail as to how the compensation of your named executive officers compares to the compensation paid by the peer group companies. In addition, please also tell us which banks in the peer group are experiencing similar financial hardships.

Summary Compensation Table, page 20

18.   Please revise the table to include the acting principal financial officer(s) after Ms. Moran's departure. In addition, to the extent the acting PFO was one of the individuals already included in the table, please include a third executive officer, as directed by Item 402(a)(3)(iii) of Regulation S-K, or highly compensated employee, as contemplated by Item 402(a)(3)(iv) of Regulation S-K.

Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2012

Note 6 – Allowance for Loan Losses, page 13

19.   We note disclosure on page 17 that a total of $2.923 million is committed to be advanced in connection with impaired loans. Please tell us and revise your future filings to disclose your policies and procedures surrounding the extension of credit to impaired loans in general and specifically as it relates to these loans. Additionally, tell us whether you have recorded a liability for unfunded commitments and disclose these amounts in future filings.

20.   We also note disclosure on page 17 that total troubled debt restructurings (TDRs) totaled $28.3 million and $26.5 million as of March 31, 2012 and December 31, 2011, respectively. Similar to the disclosure provided on page 47 of your Form 10-K for fiscal year ended December 31, 2011, please revise future filings to disclose the specific reserves for your TDRs for each interim and annual period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
s
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact John Spitz at (202) 551-3484 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

                            Sincerely,

                            /s/ Kathryn McHale

                            Kathryn McHale
                            Senior Staff Attorney